Exhibit 10.1

William Clay Ford, Jr. Chairman Chief Executive Officer	Ford Motor Company One American Road Dearborn, Michigan 48126-2798 USA August 29, 2006

Mr. Alan Mulally
[Address redacted]

Dear Alan,

I am pleased to offer you the position of President and Chief Executive Officer, Ford Motor Company, reporting directly to me. Upon acceptance of this offer you will also become a Board Director. The Board and I believe you have the personal and professional qualifications to make significant contributions to the continued success of Ford Motor Company and that you will be an excellent leader to the organization as we address the challenges and opportunities facing us.

The leading features of your compensation package are summarized below:

•
Base salary of $2,000,000 per year and a 2007 targeted bonus (payable in March 2008) of 175% of base salary. Your March 2007 performance based restricted stock unit and stock option awards will have a minimum value of $6,000,000 and $5,000,000, respectively.

•
A hiring bonus of $7,500,000. This amount will be paid, subject to withholding, within two weeks of the date this agreement is approved by the Board of Directors. You may elect to defer this payment, in whole or in part, into the Deferred Compensation Plan.

•
In addition, a lump-sum amount of $11,000,000 will be paid, subject to withholding, within two weeks of the date this agreement is approved by the Board of Directors as an offset for forfeited performance and stock option awards in Boeing's long-term incentive plan. You may also elect to defer this amount into the Deferred Compensation Plan.

•
An initial stock option grant of 3,000,000 stock options with an option price equal to the Fair Market Value (FMV) of Ford Common Stock (average of the high and low trading prices for Ford Motor Company Common Stock trading the regular way on the NYSE) on the date this agreement is approved by the Board of Directors. These would be Non-Qualified stock options with three year vesting - 33% would vest one year from grant date, another 33% after two years from grant date, and the balance of 34% after three years from grant date. The options would have a ten-year term.

•
Also effective on the date this agreement is approved by the Board of Directors is a grant of 1,000,000 Non-Qualified performance-based stock options. The option price for these stock options would be the same as for the options described above. Vesting will occur based on the closing price of Ford Common Stock in NYSE trading the regular way reaching certain thresholds that are maintained for at least 30 consecutive trading days as follows: 250,000 stock options shall vest if Ford Common Stock closes at the price of at least $15 per share for 30 consecutive trading days; an additional 250,000 stock options shall vest after Ford Common Stock closes at the price of at least $20 per share for at least 30 consecutive trading days; an additional 250,000 stock options would vest after Ford Common Stock closes at the price of least $25 per share for at least 30 consecutive trading days; and the final 250,000 stock options would vest after Ford Common Stock closes at the price of at least $30 per share for at least 30 consecutive trading days. These stock options would have a five-year term.

•
A grant of 600,000 Restricted Stock Units effective on the date this agreement is approved by the Board of Directors. Restrictions shall lapse for 200,000 units one year from the effective date; on 200,000 units two years from the effective date; and on 200,000 units three years from the effective date. These Restricted Stock Units would be paid in cash as soon as practicable, following the date the restrictions lapse. These payments could be deferred into the Deferred Compensation Plan if you make the election to defer in the year prior to the restrictions being lifted. Dividend equivalent payments would be made until restrictions lapse, consistent with dividends to common shareholders as determined by the Board of Directors. Final award value would be based on the closing price of Ford Common Stock on the date restrictions lapse.

•
In the event the Company terminates your employment for reasons other than "for cause" during the first five years of your employment or if there is a Change in Control (as defined in the Appendix) of the Company during the first five years of your employment accompanied by a termination of your employment for Good Reason (as defined in the Appendix), the Company will pay you two times your annual base salary and targeted bonus and remove vesting requirements for the initial stock option grant of 3,000,000 shares and the 600,000 Restricted Stock Units as severance. Should you leave Ford and accept this severance payment, it is made on the condition that you do not join a competitor for five years after the date of your termination and also sign and deliver an acceptable General Release. You will not be entitled to any severance payment if you are terminated or released at any time "for cause,” as defined in the Appendix.

•
If you choose to live in temporary housing in Southeast Michigan for the first two years of your employment, we will reimburse you for the costs of temporary living and at the end of the that period, when you relocate your household, you would be eligible for relocation assistance under the Company program.

•
You will be required to use the corporate aircraft for personal travel under the Company's Executive Security Program. When traveling on personal business, you will be entitled to have your wife; children, and guests travel with you, at company expense.

•	For benefits and pension plan purposes, you will be credited four (4) additional years of service for every year of actual service.

Attached for your information is a summary of the broader range of compensation and benefits related to this offer. Items described in this letter, and the attached summary, are subject to terms, conditions, and requirements of our existing benefit or pension plans and programs. The terms of these benefits or pension plans are programs may be amended from time to time in the future.

This offer of at-will employment is subject to Company’s normal pre-employment requirements, which we have discussed. This offer remains in effect until September 3, 2006. We anticipate that you will start work on or before October 1, 2006.

I am pleased to offer you this opportunity to join the Ford team and look forward to hearing from you by September 3, 2006.

I look forward to your favorable response and assure you of a very warm welcome to Ford.

Sincerely,

/s/ Bill Ford

Bill Ford

I have read the foregoing offer of at-will employment. I agree with, and accept, this offer of employment subject to the terms and conditions detailed above.

Signed:	/s/ Alan Mulally	Date:	September 1, 2006
Alan Mulally

Exhibit A-1

FOR CAUSE TERMINATION

For purposes of this offer of employment, the term "for cause" shall mean (a) any act of dishonesty or knowing or willful breach of fiduciary duty on your part that is intended to result in your personal enrichment or gain at the expense of Ford or any of its affiliates or subsidiaries; or (b) commission of a felony involving moral turpitude or unlawful, dishonest or unethical conduct that a reasonable person would consider damaging to the reputation or image of Ford; or (c) any material violation of the published standards of conduct applicable to officers or executives of Ford that warrants termination; or (d) insubordination or refusal to perform assigned duties or to comply with the lawful directions of your supervisors; or (e) any deliberate, willful or intentional act that causes substantial harm, loss or injury to Ford.

CHANGE IN CONTROL

"Change in Control" means:

(a) The direct or indirect acquisition by any person of beneficial ownership, through a purchase, merger or other acquisition transaction or series of transactions occurring within a 24 month period, of securities of the Company entitling such person to exercise 50% or more of the combined voting power of the Company’s securities;

(b) The transfer, whether by sale, merger or otherwise, in a single transaction or in a series of transactions occurring within a 12 month period, of all or substantially all of the business and assets of the Company in existence as of the date of this Agreement to any person; or

(c) The adoption of a plan of liquidation or dissolution of the Company.

“Good Reason” means the occurrence, without the Executive's express written consent, of any of the following events during the Protected Period (which shall be the two year period beginning as of the date of a Change in Control):

(a) Subject to the provision below on duplication of payments, a reduction of the Executive's base salary as in effect immediately prior to a Change in Control or of such higher base salary as may have been in effect at any time during the Protected Period, except in connection with the termination of the Executive's employment for Cause or on account of Long-Term Disability or death;

(b) Subject to the provision below on duplication of payments, the failure to pay the Executive any portion of his aggregate compensation including, without limitation, annual bonus, long-term incentive and any portion of his compensation deferred under any plan, agreement or arrangement that is payable or has accrued prior to a Change in Control, within thirty days of the date payment of any such compensation is due;

(c) The failure to afford the Executive annual bonus and long-term cash incentive compensation target opportunities at a level which, in the aggregate, is at least equal to 80% of the aggregate level of annual bonus and long-term cash incentive compensation target opportunities made available to the Executive immediately prior to the Change in Control, except in connection with the termination of the Executive’s employment for Cause or on account of Long-Term Disability or death;

(d) A material diminution or change in the responsibilities of the Executive without the Executive's consent, as such responsibilities existed immediately prior to the Change in Control;

(e) Notwithstanding any other provision of this Agreement, the Executive shall have the right to terminate his employment, with such termination being deemed as if a termination for Good Reason during the Protected Period, if any successor to the Company does not assume these obligations upon a Change in Control.

Notwithstanding any provision in this Agreement to the contrary, if the Executive is entitled upon a termination of employment to any change of control related benefits or payments under an employment or other agreement, or a severance plan, the Executive shall not be entitled upon such termination to any duplicative payment or benefits under this Agreement but instead shall receive only the greater payment or benefit, determined on an item by item basis.

Attachment A

Offer Framework

Alan Mulally

President and Chief Executive Officer

1.	First Year Base Compensation
	Base Salary	$2,000,000

	Target Bonus	3,500,000
	(175% of base salary)

	Stock Options	5,000,000

	Performance Based Restricted Stock Units	6,000,000

	2007 Total Compensation Opportunity	$16,500,000

2.	Additional One Time Items
	Stock Option Grant (# Shares)	4,000,000

	Restricted Stock Units (# Shares)	600,000

	Signing Bonus	7,500,000

	Estimated Value of One Time Items	$22,966,666

3.	Replace Forfeited Boeing Long Term Incentive Plan's Performance and Stock Option Awards	$11,000,000